FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of May, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                           TDK Corporation
                                           (Registrant)





May 30, 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group



Contact in Japan :

Nobuyuki Koike
TDK Corporation
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp

            TDK Announces Results of Share Buyback Through ToSTNet-2

TOKYO JAPAN, May 30, 2007 ----- TDK Corporation has announced that today it repurchased some of its own shares, as follows. TDK announced this planned share buyback yesterday.

  1. Reason for purchase          To increase capital efficiency and further
                                  increase the level of returns to stockholders.

  2. Type of shares repurchased   TDK Corporation common stock

  3. Number of shares repurchased 3,599,000 shares

  4. Price paid per share         JPY10,900

  5. Date of purchase             May 30, 2007

  6. Method of purchase           Closing price transaction through ToSTNet-2
                                  (Tokyo Stock Exchange Trading Network System)

(For reference:)

Details of the buyback resolution by the Board of Directors on May 15, 2007 are as follows.

(1) Type of shares to be repurchased         TDK Corporation common stock

(2) Number of shares to be repurchased       Up to 4 million shares (3.0% of
                                             total shares issued)

(3) Total cost                               Up to JPY44.0 billion

(4) Buyback period                           May 16, 2007 through June 30, 2007

(5) Progress of May 30, 2007:

         Number of shares repurchased        3,599,000 shares
         Total cost                          JPY39,229,100,000

The remaining 401,000 shares of the 4 million shares for repurchase will be repurchased during market hours by June 30, 2007.


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